1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

FOR IMMEDIATE RELEASE

4Q06	Quarterly Management Report January 25, 2007
CONTACT
Elizabeth Sun / Harrison Hsueh
Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088/ 2086

Topics in This Report
•	Revenue Analysis

•	Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements
Operating Results Review:

Summary:

(Amounts are on consolidated basis and are in
NT$ billion except noted otherwise)	4Q06	3Q06	4Q05	QoQ	YoY

EPS (NT$ per com. shr.)	1.08	1.26	1.31	(14.1%)	(17.8%)
(US$ per ADR unit)	0.16	0.19	0.20

Consolidated Net Sales	74.96	82.48	79.23	(9.1%)	(5.4%)
Gross Profit	34.45	41.13	41.31	(16.2%)	(16.6%)
Gross Margin	46.0%	49.9%	52.1%
Operating Expense	(7.05)	(7.50)	(6.90)	(6.1%)	2.1%
Non-Operating Items	2.10	1.03	1.18	103.7%	78.2%
Net Income	27.91	32.49	33.90	(14.1%)	(17.7%)
Net Profit Margin	37.2%	39.4%	42.8%

Wafer Shipment (kpcs 8 inch-equiv.)	1,718	1,890	1,707	(9.1%)	0.6%
Remarks:
The fourth quarter diluted earnings per share were NT$1.08, representing a 17.8% decrease over the same period last year and a 14.1% sequential decline. The consolidated operating results of 4Q06 are summarized below:
Fourth quarter net sales were NT$75 billion, down 5% from NT$79.2 billion in fourth quarter 2005 and down 9% from NT$82.5 billion in third quarter 2006.
Gross profit for 4Q06 was NT$34.5 billion, representing a year-over-year decrease of 16.6% and a sequential decline of 16.2%. Gross margin was 46% in the fourth quarter, down from 49.9% in the previous quarter.
Operating expenses were NT$7 billion or 9.4% of the net sales. The combined result from non-operating income and long-term investments was a gain of NT$2.1 billion.
Consolidated net income attributable to shareholders of the parent company was NT$27.9 billion, down 17.7% over the same period last year and down 14.1% sequentially. Net profit margin was 37.2%.

TSMC
January 25, 2007	Page 2
I. Consolidated Revenue Analysis

I. Wafer Sales Analysis

By Application	4Q06	3Q06	4Q05
Computer	32%	28%	32%
Communication	42%	45%	41%
Consumer	16%	20%	21%
Industrial/Others	7%	5%	5%
Memory	3%	2%	1%

By Technology	4Q06	3Q06	4Q05
N90-	23%	24%	17%
0.11/0.13um	25%	25%	32%
0.15/0.18um	33%	33%	32%
0.25/0.35um	14%	13%	14%
0.50um+	5%	5%	5%

By Customer Type	4Q06	3Q06	4Q05
Fabless/System	72%	71%	72%
IDM	28%	29%	28%

By Geography	4Q06	3Q06	4Q05
North America	78%	78%	77%
Asia Pacific	11%	10%	11%
Europe	7%	8%	8%
Japan	4%	4%	4%
Consolidated Revenue Analysis:
Consolidated net sales were NT$74.96 billion in the fourth quarter of 2006, down 9.1% from NT$82.48 billion in the previous quarter. The decline in fourth quarter business was primarily due to weakness in consumer and communication sectors and to a lesser extent in the computer sector, as customers continued to digest inventories.
On a sequential basis, revenues from consumer, communication and computer applications declined by 31%, 17% and 2%, respectively.
Revenues from 65nm and 90nm accounted for 23% of total wafer sales, down one percentage point from third quarter 2006. Revenues from advanced technologies (0.13-micron and below) accounted for 48% of total wafer sales, down slightly from the previous quarter.
Revenues from IDM customers accounted for 28% of total wafer sales during the quarter, down slightly from 29% in the previous quarter.
Geographically, revenues from North America accounted for 78% of total wafer sales. Meanwhile, sales from Asia Pacific, Europe and Japan accounted for 11%, 7% and 4% of wafer sales, respectively.

TSMC
January 25, 2007	Page 3
II. Capacity

II. Capacity

Fab / (Wafer size)	1Q06	2Q06	3Q06	4Q06	2006	1Q07
	(A)	(A)	(A)	(A)	(A)	(Est)
Fab-2 (6")[1]	244	258	258	266	1,025	257
Fab-3 (8")	246	252	265	258	1,021	259
Fab-5 (8")	135	138	147	153	573	144
Fab-6 (8")	215	222	233	248	918	235
Fab-7 (8")	33	23	4	0	60	0
Fab-8 (8")	231	233	234	248	946	239
Fab-12 (12")[2]	142	150	157	166	616	169
Fab-14 (12")[2]	61	66	86	105	318	103
WaferTech (8")	99	100	101	104	404	104
TSMC (Shanghai) (8")	48	52	73	90	262	90
TSMC total capacity (8" equiv. Kpcs)	1,602	1,650	1,748	1,860	6,860	1,826
SSMC (8")	49	50	51	52	202	54
Total managed capacity (8" equiv. Kpcs)	1,651	1,700	1,799	1,912	7,062	1,880

Note:	1. Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

2. Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity was 1,912K 8-inch equivalent wafers in 4Q06, 6.3% higher than the 1,799K 8-inch equivalent wafers in 3Q06.
Total managed capacity for year 2006 was 7,062K 8-inch equivalent wafers, up 18.6% from 5,955K 8-inch equivalent wafers in year 2005.
TSMC managed capacity in 1Q07 will decrease by 1.7% sequentially to reach 1,880K 8-inch equivalent wafers.
III. Consolidated Profit & Expense Analysis

III - 1. Consolidated Gross Profit Analysis

(Amount: NT$ billion)	4Q06	3Q06	4Q05

COGS	40.5	41.3	37.9

Depreciation	18.2	16.8	16.7
Other MFG Cost	22.3	24.5	21.2

Gross Profit	34.5	41.1	41.3

Gross Margin	46.0%	49.9%	52.1%
Consolidated Gross Profit Analysis:
Consolidated gross profit for the fourth quarter 2006 was NT$34.5 billion, or 46% of net sales, down from a gross profit of NT$41.1 billion, or 49.9% of net sales, in the previous quarter. The gross margin declined by 3.9 percentage points largely due to lower capacity utilization and an increase in depreciation expenses, offset in part by productivity improvement and lower provisions for sales returns.

TSMC
January 25, 2007	Page 4

III - 2. Consolidated Operating Expenses

(Amount: NT$ billion)	4Q06	3Q06	4Q05

Total Operating Exp.	7.05	7.50	6.90

SG&A	3.04	3.27	3.33

Research & Development	4.01	4.23	3.57
Consolidated Operating Expenses:
Total operating expenses for 4Q06 were NT$7 billion, compared to NT$7.5 billion in third quarter 2006. Total operating expenses represented 9.4% of net sales, compared to 9.1% for the previous quarter.
Research and development expenditures decreased by NT$225 million sequentially, mainly due to a reduction in 65nm related expenditures as we entered into volume production for 65nm process node.
SG&A expenses decreased by NT$229 million compared to 3Q06, primarily due to the reduction of fab opening expenses for Fab 14 Phase II, which commenced commercial production in 4Q06.

III - 3. Consolidated Non-Operating Items

(Amount: NT$ million)	4Q06	3Q06	4Q05

Non-Operating Income/(Exp.)	1,713	322	640
Net Interest Income/(Exp.)	1,030	923	525
Other Non-Operating	683	(601)	115

L-T Investments	388	709	540
SSMC	59	403	348
Others	329	306	193

Total Non-Operating Items	2,101	1,031	1,180
Consolidated Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$2.1 billion for 4Q06.
Non-operating income totaled NT$1,713 million during the fourth quarter of 2006, compared to an income of NT$322 million in the previous quarter. The increase in non-operating income was mainly due to the mark to market adjustment recorded as a result of the increase in the market value of certain marketable securities, a decrease in losses realized upon the settlement of certain hedging instruments, and the settlement payment from the lawsuit against SMIC, offset in part by an increase in foreign exchange losses.
Net investment income was NT$388 million in fourth quarter 2006, compared to an income of NT$709 million in 3Q06, mostly due to lower level of profits at SSMC.

TSMC
January 25, 2007	Page 5
IV. Financial Condition Review

IV - 1.	Liquidity Analysis * (Selected Balance Sheet Items)

(Amount: NT$ billion)	4Q06	3Q06	4Q05

Cash & Marketable Securities	195.1	164.1	145.3

Accounts Receivable — Trade	31.6	37.7	38.5

Inventory	21.4	20.3	17.7

Total Current Assets	260.3	228.3	212.3

Accounts Payable	20.6	26.2	20.2

Current Portion of Bonds Payable	7.0	2.5	0.0

Accrued Liabilities and Others	19.3	16.9	14.9

Total Current Liabilities	46.9	45.6	35.1

Current Ratio (x)	5.6	5.0	6.0

Net Working Capital	213.5	182.7	177.2
* Certain prior period amounts have been reclassified to conform with current period presentation.
Liquidity Analysis:
Total cash and marketable securities increased by NT$31 billion in the fourth quarter 2006, mainly due to the free cash flows generated during the quarter. As a result, TSMC ended the quarter with NT$260.3 billion in total current assets, compared to NT$212.3 billion at the end of 2005 and NT$228.3 billion at the end of the previous quarter.
Total current liabilities were NT$46.9 billion at the end of the quarter, compared to NT$45.6 billion at the end of the previous quarter. The increase was mainly due to a reclassification of NT$4.5 billion in bonds payable from long-term liability to current liability, offset in part by a reduction in payables to contractors and equipment suppliers.
As a result, net working capital increased to NT$213.5 billion and current ratio improved to 5.6.

IV - 2. Consolidated Receivable/Inventory Days

	4Q06	3Q06	4Q05

Days of Receivable	43	43	46

Days of Inventory	50	48	44
Consolidated Receivable/Inventory Days Trend:
Days of receivable were 43 days in 4Q06, flat from the previous quarter.
Days of inventory increased to 50 days from 48 days in the third quarter of 2006.

IV - 3. Consolidated Debt Service *

(Amount: NT$ Billion)	4Q06	3Q06	4Q05

Cash & Marketable Securities	195.1	164.1	145.3

Interest-Bearing Debt	27.6	27.6	27.5

Net Cash Reserves	167.5	136.5	117.8
* Certain prior period amounts have been reclassified to conform with current period presentation.
Consolidated Debt Service:
As a result of the free cash flows generated during the quarter, net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$31 billion to reach NT$167.5 billion in 4Q06.

TSMC
January 25, 2007	Page 6
V. Cash Flow & CapEx

V - 1. Consolidated Cash Flow Analysis *

(Amount: NT$ billion)	4Q06	3Q06	4Q05

Net Income	27.9	32.5	33.9
Depreciation & Amortization	19.7	18.4	18.7
Other Op Sources/(Uses)	5.4	1.8	(2.5)
Total Op Sources/(Uses)	53.0	52.7	50.1

Capital Expenditure	(17.6)	(28.3)	(13.6)
Marketable Financial Instruments	(6.7)	(8.6)	1.0
Other Investing Sources/(Uses)	(4.1)	(0.1)	(0.7)
Net Investing Sources/(Uses)	(28.4)	(37.0)	(13.3)

Cash Dividends	0.0	(61.7)	0.0
Employee Profit Sharing	0.0	(3.2)	0.0
Other Financing Sources/(Uses)	0.8	0.2	(10.0)
Net Financing Sources/(Uses)	0.8	(64.7)	(10.0)

Net Cash Position Changes	25.4	(49.0)	26.8

Exchange Rate Changes & Others	(0.5)	0.5	0.1

Ending Cash Balance	117.8	92.9	96.5
* Certain prior period amounts have been reclassified to conform with the current period presentation.
Summary of Consolidated Cash Flow:
During fourth quarter 2006, TSMC generated NT$53 billion in cash from operating activities, mainly from net income of NT$27.9 billion and depreciation & amortization of NT$19.7 billion.
Net cash used in investment activities totaled NT$28.4 billion, mainly as a result of an NT$17.6 billion in capital expenditures and an NT$6.7 billion net increase in marketable financial instruments.
Net cash provided by financing activities was NT$0.8 billion during the quarter.
As a result, TSMC ended the quarter with a cash balance of NT$117.8 billion, NT$24.9 billion higher than in 3Q06.
Consolidated Operating and Free Cash Flows:
TSMC continues to generate strong operating cash flows and free cash flows. Cash flows generated from operating activities were NT$53 billion, NT$0.3 billion higher than 3Q06. Free cash flows, defined as the excess of operating cash flows over capital expenditures, totaled NT$35.4 billion in 4Q06, NT$11 billion higher than the NT$24.4 billion generated in the previous quarter, mainly due to lower level of capital expenditures in 4Q06.

V - 3. Capital Expenditures

(In US$ Million)	1Q06	2Q06	3Q06	4Q06	YTD

TSMC	344	653	852	561	2,410

TSMC (Shanghai) & WaferTech	12	11	14	10	47

Total TSMC	356	664	866	571	2,457
Capital Expenditures:
Capital expenditures for TSMC consolidated group totaled US$571 million during the quarter. Most of the spending was for the purchase of 12-inch production equipment.
For year 2006, total capital expenditures for TSMC consolidated group were US$2.5 billion.

TSMC
January 25, 2007	Page 7
VI. Recap of Recent Important Events & Announcements

•	NXP Semiconductors and TSMC Strengthen R&D Cooperation and Manufacturing Partnership (2007/01/16)

•	TSMC Welcomes Government Approval for 0.18 Micron Generation Technology Transfer to China (2006/12/29)

•	TSMC won 6 awards at the IR Magazine Hong Kong and Taiwan Awards, including Grand Prix for Best Overall Investor Relations — Large Cap (Taiwan region) and Best Corporate Governance (Hong Kong and Taiwan regions) (2006/12/11)

•	TSMC R&D Team Won 2006 IEEE Taipei Section Best Impact Award (2006/12/08)

•	TSMC Board Approves Capital Appropriation for 65nm and 90nm Capacity (2006/11/07)
* Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	December 31, 2006 (Audited)			September 30, 2006 (Unaudited)		December 31, 2005 (Audited) (2)		QoQ		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Current Assets
Cash and Cash Equivalents	$3,615	$117,837	20.1	$92,903	16.5	$96,484	18.6	$24,934	26.8	$21,353	22.1
Investments in Marketable Financial Instruments	2,370	77,242	13.1	71,192	12.6	48,826	9.4	6,050	8.5	28,416	58.2
Accounts Receivable — Trade	969	31,589	5.4	37,726	6.7	38,478	7.4	(6,137)	-16.3	(6,889)	-17.9
Inventories, Net	657	21,431	3.6	20,338	3.6	17,728	3.4	1,093	5.4	3,703	20.9
Other Current Assets	375	12,218	2.1	6,149	1.1	10,785	2.1	6,069	98.7	1,433	13.3

Total Current Assets	7,986	260,317	44.3	228,308	40.5	212,301	40.9	32,009	14.0	48,016	22.6
											-
Long-Term Investments	1,653	53,895	9.2	51,060	9.1	42,382	8.2	2,835	5.6	11,513	27.2
											-
Property, Plant and Equipment	22,001	717,132	122.1	706,191	125.4	642,948	123.8	10,941	1.5	74,184	11.5
Less: Accumulated Depreciation	(14,205)	(463,038)	-78.8	(445,525)	-79.1	(398,125)	-76.7	(17,513)	3.9	(64,913)	16.3

Property, Plant and Equipment, Net	7,796	254,094	43.3	260,666	46.3	244,823	47.1	(6,572)	-2.5	9,271	3.8

											-
Other Assets	588	19,179	3.2	23,314	4.1	20,004	3.8	(4,135)	-17.7	(825)	-4.1

Total Assets	$18,023	$587,485	100.0	$563,348	100.0	$519,510	100.0	$24,137	4.3	$67,975	13.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$—	$—	—	$—	—	$328	0.1	$—	—	($328)	-100.0
Accounts Payables	301	9,802	1.7	10,669	1.9	11,165	2.1	(867)	-8.1	(1,363)	-12.2
Payables to Contractors and Equipment Suppliers	330	10,769	1.8	15,507	2.8	9,066	1.7	(4,738)	-30.6	1,703	18.8
Accrued Expenses and Other Current Liabilities	592	19,286	3.3	16,885	3.0	14,558	2.8	2,401	14.2	4,728	32.5
Current Portion of Bonds Payable and Long-Term liabilities	215	7,004	1.2	2,505	0.4	5	—	4,499	179.6	6,999	127,503.2

Total Current Liabilities	1,438	46,861	8.0	45,566	8.1	35,122	6.7	1,295	2.8	11,739	33.4

Bonds Payable	383	12,500	2.1	17,000	3.0	19,500	3.8	(4,500)	-26.5	(7,000)	-35.9
Other Long-Term Liabilities	583	18,986	3.2	18,919	3.4	18,649	3.6	67	0.4	337	1.8

Total Liabilities	2,404	78,347	13.3	81,485	14.5	73,271	14.1	(3,138)	-3.9	5,076	6.9

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	7,924	258,297	44.0	258,258	45.8	247,300	47.6	39	0.0	10,997	4.4
Capital Surplus	1,660	54,107	9.2	53,858	9.6	57,118	11.0	249	0.5	(3,011)	-5.3
Retained Earnings	6,048	197,125	33.6	169,213	30.0	142,771	27.5	27,912	16.5	54,354	38.1
Treasury Stock	(28)	(918)	-0.2	(918)	-0.2	(918)	-0.2	—	0.0	—	—
Others	(20)	(630)	-0.1	725	0.2	(640)	-0.1	(1,355)	—	10	-1.7

Total Equity Attributable to Shareholders of the Parent	15,584	507,981	86.5	481,136	85.4	445,631	85.8	26,845	5.6	62,350	14.0
Minority Interest	35	1,157	0.2	727	0.1	608	0.1	430	59.1	549	90.2

Total Shareholders’ Equity	15,619	509,138	86.7	481,863	85.5	446,239	85.9	27,275	5.7	62,899	14.1

Total Liabilities & Shareholders’ Equity	$18,023	$587,485	100.0	$563,348	100.0	$519,510	100.0	$24,137	4.3	$67,975	13.1

Note :	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.596 as of December 31, 2006.
(2) Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended December 31, 2006, September 30, 2006, and December 31, 2005
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q4 2006			Q3 2006		Q4 2005		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,283	$74,963	100.0	$82,476	100.0	$79,228	100.0	($7,513)	-9.1	($4,265)	-5.4
Cost of Sales	(1,234)	(40,510)	-54.0	(41,344)	-50.1	(37,915)	-47.9	834	-2.0	(2,595)	6.8

Gross Profit	1,049	34,453	46.0	41,132	49.9	41,313	52.1	(6,679)	-16.2	(6,860)	-16.6

Operating Expenses
Research and Development Expenses	(122)	(4,006)	-5.3	(4,231)	-5.1	(3,570)	-4.5	225	-5.3	(436)	12.2
General and Administrative Expenses	(68)	(2,246)	-3.0	(2,424)	-2.9	(1,910)	-2.4	178	-7.4	(336)	17.6
Sales and Marketing Expenses	(24)	(794)	-1.1	(845)	-1.1	(1,424)	-1.8	51	-5.9	630	-44.2

Total Operating Expenses	(214)	(7,046)	-9.4	(7,500)	-9.1	(6,904)	-8.7	454	-6.1	(142)	2.1

Income from Operations	835	27,407	36.6	33,632	40.8	34,409	43.4	(6,225)	-18.5	(7,002)	-20.3

Non-Operating Income, Net	52	1,713	2.3	322	0.3	640	0.8	1,391	431.5	1,073	167.9
Investment Gains	12	388	0.5	709	0.9	540	0.7	(321)	-45.3	(152)	-28.0

Income before Income Tax	899	29,508	39.4	34,663	42.0	35,589	44.9	(5,155)	-14.9	(6,081)	-17.1

Income Tax (Expenses) Benefits	(46)	(1,494)	-2.0	(2,144)	-2.6	(1,692)	-2.1	650	-30.3	198	-11.7

Net Income	853	28,014	37.4	32,519	39.4	33,897	42.8	(4,505)	-13.9	(5,883)	-17.4

Minority Interest	(3)	(102)	-0.2	(30)	0.0	3	0.0	(72)	246.7	(105)	—

Net Income Attributable to Shareholders of the Parent	850	27,912	37.2	32,489	39.4	33,900	42.8	(4,577)	-14.1	(5,988)	-17.7

Earnings per Share — Diluted	$0.03	$1.08		$1.26		$1.31		-$0.18	-14.1	-$0.23	-17.8

Earnings per ADR — Diluted (2)	$0.16	$5.41		$6.29		$6.57		-$0.89	-14.1	-$1.17	-17.8

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,815		25,809		25,787

Note:
(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.831 for the fourth quarter of 2006.
(2)	1 ADR equals 5 ordinary shares.
(3)	Total diluted weighted average outstanding shares were 25,787M shares for 4Q05 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Year End December 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For The Year Ended December 31
	2006			2005		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$9,759	$317,407	100.0	$266,565	100.0	$50,842	19.1
Cost of Sales	(4,969)	(161,597)	-50.9	(148,362)	-55.7	(13,235)	8.9

Gross Profit	4,790	155,810	49.1	118,203	44.3	37,607	31.8

Operating Expenses
Research and Development Expenses	(494)	(16,076)	-5.1	(14,017)	-5.3	(2,059)	14.7
General and Administrative Expenses	(268)	(8,717)	-2.7	(9,086)	-3.4	369	-4.1
Sales and Marketing Expenses	(115)	(3,752)	-1.2	(4,132)	-1.5	380	-9.2

Total Operating Expenses	(877)	(28,545)	-9.0	(27,235)	-10.2	(1,310)	4.8

Income from Operations	3,913	127,265	40.1	90,968	34.1	36,297	39.9

Non-Operating Income, Net	115	3,750	1.2	1,862	0.7	1,888	101.5
Investment Gains	72	2,347	0.7	1,434	0.6	913	63.8

Income before Income Tax	4,100	133,362	42.0	94,264	35.4	39,098	41.5

Income Tax (Expenses) Benefits	(239)	(7,774)	-2.4	(631)	-0.3	(7,143)	1,132.8

Net Income before Cumulative Effect of Changes in Accounting Principles	3,861	125,588	39.6	93,633	35.1	31,955	34.1

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	49	1,607	0.5	—	—	1,607	—

Net Income	3,910	127,195	40.1	93,633	35.1	33,562	35.8

Minority Interest	(5)	(185)	-0.1	(58)	0.0	(127)	221.9

Net Income Attributable to Shareholders of the Parent	3,905	127,010	40.0	93,575	35.1	33,435	35.7

Earnings per Share — Diluted	$0.15	$4.92		$3.63		$1.29	35.5

Earnings per ADR — Diluted (2)	$0.76	$24.60		$18.15		$6.45	35.5

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,813		25,776

Note:
(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 32.523 for the year ended December 31, 2006.
(2)	1 ADR equals 5 ordinary shares.
(3)	Total diluted weighted average outstanding shares were 25,776M shares for the year ended December 31, 2005 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows

For the Year Ended December 31, 2006 and for the Three Months Ended December 31, 2006, September 30, 2006, and December 31, 2005

(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”))(1)

	Twelve Months 2006		4Q 2006	3Q 2006	4Q 2005 (2)
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$3,905	$127,010	$27,912	$32,489	$33,900
Net Income Attributable to Minority Interest	6	186	103	30	(3)
Depreciation & Amortization	2,267	73,715	19,682	18,411	18,663
Deferred Income Tax	4	122	7	(136)	(953)
Equity in Losses (Earnings) of Equity Method Investees, Net	(72)	(2,347)	(388)	(709)	(539)
Changes in Working Capital & Others	193	6,311	5,698	2,593	(993)

Net Cash Provided by Operating Activities	6,303	204,997	53,014	52,678	50,075

Cash Flows from Investing Activities:
Acquisitions:
Marketable Financial Instruments	(4,238)	(137,846)	(38,210)	(27,054)	(34,697)
Investments Accounted for Using Equity Method	(80)	(2,613)	(2,433)	(132)	(622)
Property, Plant and Equipment	(2,421)	(78,737)	(17,580)	(28,256)	(13,618)
Financial Assets Carried at Cost	(16)	(512)	(16)	(205)	(258)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	3,137	102,030	31,539	18,486	35,697
Investments Accounted for Using Equity Method	—	—	—	—	65
Property, Plant and Equipment	16	519	54	217	206
Financial Assets Carried at Cost	4	126	21	105	20
Others	(83)	(2,691)	(1,750)	(147)	(101)

Net Cash Used In Investing Activities	(3,681)	(119,724)	(28,375)	(36,986)	(13,308)

Cash Flows from Financing Activities:
Increase (Decrease) in Guarantee Deposits	28	921	133	327	531
Proceeds from Exercise of Stock Options	18	575	152	97	105
Bonus Paid to Directors and Supervisors	(8)	(257)	—	(257)	—
Issuance (Repayment) of Long-Term Bonds Payable	—	—	—	—	(9,504)
Cash Dividends Paid for Common Stock	(1,898)	(61,743)	—	(61,743)	—
Cash Bonus Paid to Employees	(106)	(3,432)	—	(3,432)	—
Others	5	153	480	270	(1,149)

Net Cash (Used in) Provided by Financing Activities	(1,961)	(63,783)	765	(64,738)	(10,017)

Net Increase (Decrease) in Cash and Cash Equivalents	661	21,490	25,404	(49,046)	26,750

Effect of Exchange Rate Changes and Others	(5)	(137)	(470)	497	152

Cash and Cash Equivalents at Beginning of Period	2,967	96,484	92,903	141,452	69,582

Cash and Cash Equivalents at End of Period	$3,623	$117,837	$117,837	$92,903	$96,484

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.523 for the year ended December 31, 2006.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

Proprietary

TSMC

2006 Fourth Quarter Results Investor Conference

January 25, 2007

© 2007 TSMC, Ltd

The Proven Path to Success℠

TSMC 2006 Fourth Quarter Results Investor Conference January 25, 2007

Proprietary

Agenda

- Welcome
- 2006 4Q Consolidated Financial Results
- Q&A

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© 2007 TSMC, Ltd
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Agenda Welcome 2006 4Q Consolidated Financial Results Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2006 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q'06 Result Highlights

Proprietary

(In NT$ Billion)	4Q06	3Q06	4Q05
Net Sales	74.96	82.48	79.23
Net Income (1)	27.91	32.49	33.90
EPS - Diluted (NT$)	1.08	1.26	1.31
Total Assets	587.49	563.35	519.51
Total Liabilities	78.35	81.49	73.27
Shareholders' Equity	509.14	481.86	446.24
Shipment (Kpcs, 8"-equiv. Wafer)	1,718	1,890	1,707
ROE (%) (2)	22.6%	28.0%	31.7%

(2) Annualized ROE for the quarter

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©2007 TSMC, Ltd
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Net Income attributable to shareholders of the parent company Annualized ROE for the quarter 4Q'06 Result Highlights

Income Statements

Proprietary

(In NT$ Billion)	4Q06	3Q06	4Q05	QoQ	YoY
Net Sales	74.96	82.48	79.23	-9.1%	-5.4%
COGS	(40.51)	(41.35)	(37.92)	-2.0%	4.5%
Gross Profit	34.45	41.13	41.31	-16.2%	-16.6%
Gross Margin	*46.0%*	*49.9%*	*52.1%*		
Operating Expense	(7.05)	(7.50)	(6.90)	-6.1%	2.1%
Operating Income	27.40	33.63	34.41	-18.5%	-20.4%
Operating Margin	*36.6%*	*40.8%*	*43.4%*		
Non-operating Income/(Expense)	2.10	1.03	1.18	103.7%	78.2%
Income before Tax	29.50	34.66	35.59	-14.9%	-17.1%
Income Tax Benefit/(Expense)	(1.49)	(2.14)	(1.69)	-30.3%	-11.7%
Minority Interest	(0.10)	(0.03)	0.00	246.7%	-
Net Income(1)	27.91	32.49	33.90	-14.1%	-17.7%
Net Margin	*37.2%*	*39.4%*	*42.8%*		
EPS - Diluted (NT$)	1.08	1.26	1.31	-14.1%	-17.8%

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©2007 TSMC, Ltd
The Proven Path to Success SM

Income Statements Net Income attributable to shareholders of the parent company

Balance Sheets & Key Indices

Proprietary

Selected Items from Balance Sheets (In NT$ Billion)	4Q06		3Q06		4Q05	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	195.1	33.2%	164.1	29.1%	145.3	28.0%
Accounts Receivable - Trade	31.6	5.4%	37.7	6.7%	38.5	7.4%
Inventory	21.4	3.6%	20.3	3.6%	17.7	3.4%
Current Assets	260.3	44.3%	228.3	40.5%	212.3	40.9%
Long-Term Investment	53.9	9.2%	51.1	9.1%	42.4	8.2%
Net PP&E	254.1	43.3%	260.7	46.3%	244.8	47.1%
Total Assets	**587.5**	**100.0%**	**563.3**	**100.0%**	**519.5**	**100.0%**
Accounts Payable	20.6	3.5%	26.2	4.6%	20.2	3.8%
Current Portion of Bonds Payable	7.0	1.2%	2.5	0.4%	0.0	0.0%
Accrued Liabilities and Others	19.3	3.3%	16.9	3.0%	14.9	2.9%
Current Liabilities	**46.9**	**8.0%**	**45.6**	**8.1%**	**35.1**	**6.7%**
Long-Term Interest-bearing Debt	**20.6**	**3.5%**	**25.1**	**4.5%**	**27.2**	**5.2%**
Total Liabilities	**78.3**	**13.3%**	**81.5**	**14.5%**	**73.3**	**14.1%**
Total Equity	**509.1**	**86.7%**	**481.9**	**85.5%**	**446.2**	**85.9%**

Key Indices	4Q06	3Q06	4Q05
A/R Turnover Days	**43**	**43**	**46**
Inventory Turnover Days	**50**	**48**	**44**
Current Ratio (x)	**5.6**	**5.0**	**6.0**
Net Working Capital	**213.5**	**182.7**	**177.2**

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© 2007 TSMC, Ltd
The Proven Path to Success℠

Balance Sheets & Key Indices Note: Certain prior period balances have been reclassified to conform to the current period presentation

Cash Flows Note: Certain prior period balances have been reclassified to conform to the current period presentation.

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity

Capital Expenditures

Proprietary

(In US$ Million)	1Q06	2Q06	3Q06	4Q06	YTD*
TSMC	344	653	852	561	2,410
TSMC Subsidiaries	12	11	14	10	47
TSMC Consolidated	356	664	866	571	2,457

* YTD CapEx was based on the weighted average exchange rate of NT$32.523 per US dollar.

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The Proven Path to Success SM

Capital Expenditures

Sales Breakdown by Technology

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
4
41
31
18
6
2
41
34
17
6
10
33
35
16
6
17
32
32
14
5
20
29
32
14
5
24
25
32
14
5
24
25
33
13
5
23
25
33
14
5

P. 10 ©2007 TSMC, Ltd

The Proven Path to Success℠

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
6
2
17
41
34
6
1
18
37
38
5
1
23
41
30
5
1
21
41
32
5
1
18
39
37
5
1
20
44
30
5
2
20
45
28
7
1
16
42
32

P. 11 © 2007 TSMC, Ltd

The Proven Path to Success℠

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
79
8
6
7
77
9
8
6
75
11
9
5
77
11
8
4
78
11
7
4
77
10
9
4
78
10
8
4
78
11
7
4

P. 12 ©2007 TSMC, Ltd

Proprietary

The Proven Path to Success℠

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
31
26
29
28
26
28
29
28
69
74
71
72
74
72
71
72
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06

P. 13 © 2007 TSMC, Ltd
The Proven Path to Success[SM]

Sales Breakdown by Customer

2006 Highlights

Proprietary

(In NT$ Billion Except Noted Otherwise)	2006	2005	YoY %
Net Sales	317.41	266.57	19%
Net Sales (US$ billion)	9.76	8.29	18%
Gross Margin (%)	*49.1%*	*44.3%*	
Net Income	127.01	93.58	36%
Net Income (US$ billion)	3.91	2.91	34%
EPS - Diluted (NT$)	4.92	3.63	36%
Diluted Earnings per ADR (US$)	0.76	0.56	34%
Total Assets	587.49	519.51	13%
Total Liabilities	78.35	73.27	7%
Shareholders' Equity	509.14	446.24	14%
Cashflows from Operating Activities	205.00	157.23	30%
Capital Expenditures	78.74	79.88	-1%
Cash Dividends Paid	61.74	46.42	33%
ROE (%)	26.6%	22.2%	

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©2007 TSMC, Ltd
The Proven Path to Success℠

2006 Highlights Note: Certain prior period balances have been reclassified to conform to the current period presentation.

1Q'07 Guidance Revenue to be between NT$62 billion and NT$64 billion Gross profit margin to be between 37% and 39% Operating profit margin to be between 26% and 28% 2007 capital expenditure to be in the range of US$2.6 billion to US$2.8 billion

Recap of Recent Major Events NXP Semiconductors and TSMC Strengthen R&D Cooperation and Manufacturing Partnership (2007/01/16) TSMC Welcomes Government Approval for 0.18 Micron Generation Technology Transfer to China (2006/12/29) TSMC won 6 awards at the IR Magazine Hong Kong and Taiwan Awards, including Grand Prix for Best Overall Investor Relations - Large Cap (Taiwan region) and Best Corporate Governance (Hong Kong and Taiwan regions) (2006/12/11) TSMC R&D Team Won 2006 IEEE Taipei Section Best Impact Award (2006/12/08) TSMC Board Approves Capital Appropriation for 65nm and 90nm Capacity (2006/11/07) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

Proprietary

http://www.tsmc.com

invest@tsmc.com

© 2007 TSMC, Ltd

The Proven Path to Success℠

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 25, 2007	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer